SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2023
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer’s ID 33.042.730/0001-04

NIRE 35300396090

NOTICE TO SHAREHOLDERS

PAYMENT OF DIVIDENDS

Companhia Siderúrgica Nacional (“Company”) informs its shareholders and the market in general that the Board of Directors approved, at a meeting held on November 13, 2023, the distribution of interim dividends, in the amount of R$985,000,000.00 (nine hundred and eighty-five million reais), to the profit reserve account, corresponding to R$0.742782969659389 per share of the share capital, as an anticipation of the minimum mandatory dividend. The dividends will be paid as of November 29, 2023, and will be calculated and credited based on the Shareholders' positions on November 20, 2023.

Therefore:

1-	Shareholders using fiduciary custody will have their dividends credited according to procedures adopted by the Stock Exchanges.

2-	Shareholders whose registration do not include the CPF/CNPJ number or the indication of "Bank/Branch/Checking Account" will have their dividends credited within 3 (three) business days from the proper regularization of their records at Banco Bradesco S.A. branches. This can be done by filling out the "Investor Registration Form," which will be sent by the branch to the Department of Shares and Custody.

Shareholder service locations: Banco Bradesco S.A. branches, specialized in serving Shareholders, during banking hours.

Dividends not claimed within a period of 3 (three) years, counting from the payment start date, will expire and revert to the Company (Law 6,404/76, article 287, item II, item a).

São Paulo, November 14, 2023.

Marcelo Cunha Ribeiro

Executive of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2023

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.